Consumers Energy Company
One Energy Plaza
Jackson, MI 49201

Consumers 2014 Securitization Funding LLC
One Energy Plaza
Jackson, MI 49201

July 2, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Consumers Energy Company
Consumers 2014 Securitization Funding LLC
Registration Statement on Form S-3
File Nos. 333-195654 and 333-195654-01

Dear Sir or Madam:

Consumers Energy Company and Consumers 2014 Securitization Funding LLC (collectively, the “Registrants”) jointly filed the above-referenced Registration Statement (the “Registration Statement”) on May 2, 2014 and filed a Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on June 10, 2014 and a Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on June 25, 2014 (the Registration Statement, together with Amendment No. 1 and Amendment No. 2, the “Amended Registration Statement”).

The Registrants respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Amended Registration Statement and permit the Amended Registration Statement to become effective as of 5:00 p.m. Eastern Time on July 7, 2014 or as soon thereafter as practicable.  Pursuant to Rule 460 under the Securities Act of 1933, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made.  Please also be advised that the Registrants do not intend to rely on Rule 430A under the Securities Act of 1933 in connection with the first offering under the Amended Registration Statement.

In connection with this request, the Registrants acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Amended Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CONSUMERS ENERGY COMPANY

By:	/s/ Melissa M. Gleespen
Name: Melissa M. Gleespen
Title: Vice President and Corporate Secretary

CONSUMERS 2014 SECURITIZATION FUNDING LLC

By:	/s/ Melissa M. Gleespen
Name: Melissa M. Gleespen
Title: Vice President and Secretary